

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

<u>Via Email</u>
Rachel Boulds
Chief Financial Officer
Independent Film Development Corporation
420 North Camden Drive, Retail Level
Beverly Hills, California 90210

      Re: Independent Film Development Corporation
              Form 10-K for the year ended September 30, 2012
              Filed January 15, 2013
              File No. 000-53103

Dear Ms. Boulds:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ David R. Humphrey

              David R. Humphrey
              Accounting Branch Chief